FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Directorate changes	3

TELEFÓNICA S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) and in accordance with set forth in paragraph 4 of article 6 of Royal Decree 377/1991, of March 15th, regarding the announcement of significant participations in quoted companies, hereby reports the following

SIGNIFICANT EVENT

Whereas at the meeting of the Board of Directors of the Company held on the date hereof, Gregorio Villalabeitia Galarraga resigned as Director, which entailed his ceasing to hold office as Vice-Chairman of the Board, and as a member of the Executive Committee and of the Audit and Control, Regulation and International Affairs Committees.

The Board of Directors thanked Gregorio Villalabeitia most especially for his enormous dedication and extremely hard work as a member of the Board for nearly six years.

The Board of Directors also unanimously resolved, preceded by the relevant favourable report from the Nominating, Remuneration and Corporate Governance Committee, the interim appointment of the new Board member José María Abril Pérez, as proprietary Director. He has also been appointed as a member of the Executive Committee of the Board of Directors.

Lastly, the Board also approved, unanimously and preceded by the relevant favourable report of the Nominating, Remuneration and Corporate Governance Committee, the appointment of Vitalino Nafría Aznar as Vice-Chairman of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 25th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors